Exhibit 99.1

ELBIT IMAGING ANNOUNCES DISPUTE WITH THE PURCHASER OF A PLOT IN INDIA

Tel Aviv, Israel, January 19, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated June19, 2017 regarding signing a revised agreement for the sale of a 100% interest in an SPV (held by a subsidiary of the Company together with Plaza Centers N.V. in equal parts) that holds real property in Bangalore, India to a local investor (the “Agreement” and the “Purchaser”, respectively)) that due to a proposed change (initiated by the authorities in India) which could potentially impact the development on the land the Purchaser has given notice that all remaining payments under the Agreement will be stopped until a mutually acceptable solution is reached.

During the period from the signing of the Agreement and until today, the Purchaser paidnon-refundable advancements in the aggregate amount of INR 40 Crores (circa million euro5.3) out of the total consideration due under the Agreement in the amount of INR 338 Crores (circa million euro43.4).

The Company rejects the Purchaser’s claims and is considering all legal actions available to it.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets;(ii) Medical industries and devices for(a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) Land in India designated for sale to residential projects.

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com